                                                             Rebecca A. Malanga
                                                    Director, Corporate Counsel

                               The Prudential Life Insurance Company of America
                                                              1 Corporate Drive
                                                              Shelton, CT 06484
                                                              Tel. 203-402-1549
                                                              Fax. 215-784-8765

October 16, 2008

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Prudential Annuities Life Assurance Corporation Separate Account B ("Registrant")
       Prudential Annuities Life Assurance Corporation ("Depositor") Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 ("Amendment")
       File No. 333-152411; 811-5438

Dear Ms. Samuel:

On behalf of the above-named Registrant, we file this correspondence in order to respond to comments provided by the staff of the Securities and Exchange Commission ("the Staff") by telephone on October 14, 2008 in connection with the above-referenced Amendment. Set forth below are each of the Staff's comments, followed by the Registrant's response.

    1. Staff Comment: Page 4: The staff requested that the Registrant state that the tax charge is based on purchase payments and cross-reference the Fees and Charges section of the Prospectus.

       Our Response: The Prospectus has been revised accordingly.

    2. Staff Comment: Page 5: In the Periodic Fees and Charges table, please clarify whether the 2% fee for "The Beneficiary Continuation Only" is 2% of the account value.

       Our Response: The Prospectus has been revised accordingly to show that the fee is 2% of account value.

    3. Staff Comment: Pages 11-12: In the footnotes regarding the Underlying Mutual Fund Portfolio Annual Expenses, please confirm that estimated expenses (instead of actual expenses) are shown only for new funds.

       Our Response: Estimated expenses are shown only for new or re-positioned funds.

    4. Staff Comment: Page 11: Please clarify the level of short sale expenses disclosed in footnote 1 in connection with the AST OMA US Equity Alpha Portfolio.

       Our Response: Footnote 1 has been revised accordingly.

    5. Staff Comment: Page 14: In the Expense Examples section, please remove the expense examples for years 5 and 20 in the "If you do not surrender your annuity" example. Also insert "N/A" into blank table sections.

       Our Response: The Prospectus has been revised accordingly.

    6. Staff Comment: Page 13: In the Expense Examples section, for example calculations for the XT6 Annuity, please revised the tables to show examples based on a $10,000 investment that is not increased to reflect Purchase Credits.

       Our Response: The Prospectus has been revised accordingly. The expense calculations for XT6 have been revised accordingly, and Footnote 3 to the table has been revised to disclose that the Purchase Credit is not reflected in the examples.

    7. Staff Comment: Page 16-17: Please change language stating "Please see appendix G, I and J for more information on the proprietary asset transfer formula" to state "Please see appendix G, I and J for more information, including the proprietary asset transfer formula."

       Our Response: The Prospectus has been revised accordingly.

    8. Staff Comment: Page 77: Under "Other Important Considerations," please do not refer to an "asset allocation model." Refer to "Group II:
       Optional Allocation & Rebalancing Program," as it is called under Investment Options. Revise this throughout the Prospectus.

       Our Response: The Prospectus has been revised accordingly.

    9. Staff Comment: Page H-2: In Appendix H on page H-2, please delete the sentence at the bottom of the page that refers the reader to the annuity contract for more information regarding annuities for sale in New York.

       Our Response: The Prospectus has been revised accordingly.

Registrant has incorporated the above-mentioned changes into the Prospectus, and these changes will be included in the Prospectus that will be filed pursuant to Rule 497 of the Securities Act of 1933 ("Securities Act") after the effective date of the Amendment. Registrant has previously filed a request for acceleration of the Registration Statement pursuant to Rule 461 under the Securities Act to October 17, 2008, or as soon thereafter as possible.

The Registrant represents as follows:

    . should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    . the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this filing. If you have any questions, please do not hesitate to call the undersigned. Thank you.

                                                  Sincerely,

                                                  /s/ Rebecca A. Malanga
                                                  -----------------------------
                                                  Rebecca A. Malanga

                     SUMMARY OF CONTRACT FEES AND CHARGES

 Below is a summary of the fees and charges for the Annuities. Some fees and charges are assessed against each Annuity while others are assessed against assets allocated to the Sub-accounts. The fees and charges that are assessed against an Annuity include any applicable Contingent Deferred Sales Charge, Transfer Fee, Tax Charge and Annual Maintenance Fee. The charges that are assessed against the Sub-accounts are the Mortality and Expense Risk charge, the charge for Administration of the Annuity, any applicable Distribution Charge and the charge for certain optional benefits you elect. Certain optional benefits deduct a charge from each Annuity based on a percentage of a "protected value." Each underlying mutual fund portfolio assesses a fee for investment management, other expenses and, with some mutual funds, a 12b-1 fee. The prospectus for each underlying mutual fund provides more detailed information about the expenses for the underlying mutual funds.

 The following tables provide a summary of the fees and charges you will pay if you surrender your Annuity or transfer Account Value among investment options. These fees and charges are described in more detail within this Prospectus.

 CONTINGENT DEFERRED SALES CHARGES FOR EACH ANNUITY /1/
                                 AS Cornerstone

                Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8
                -----------------------------------------------
                7.0%  6.0%  5.0%  4.0%  3.0%  2.0%  1.0%  0.0%
                -----------------------------------------------

                                      XT6
 For Annuities issued prior to November 20, 2006, the following schedule applies:

      Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10 Yr. 11+
      --------------------------------------------------------------------
      9.0%  9.0%  8.5%  8.0%  7.0%  6.0%  5.0%  4.0%  3.0%   2.0%   0.0%
      --------------------------------------------------------------------

 For Annuities issued on or after November 20, 2006 (subject to state availability), the following schedule applies /2/:

      Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10 Yr. 11+
      --------------------------------------------------------------------
      9.0%  9.0%  8.0%  7.0%  6.0%  5.0%  4.0%  3.0%  2.0%   1.0%   0.0%
      --------------------------------------------------------------------

                                     ASL II
                       There is no CDSC for this Annuity

 1 The Contingent Deferred Sales Charges are assessed upon surrender or withdrawal. The charge is a percentage of each applicable Purchase Payment deducted upon surrender or withdrawal. The period during which a particular percentage applies is measured from the Issue Date of the Annuity.
 2 In jurisdictions that have not yet approved this schedule, the schedule for Annuities issued prior to November 20, 2006 will apply.

           ---------------------------------------------------------
                     OTHER TRANSACTION FEES AND CHARGES

                       (assessed against each Annuity)
           ---------------------------------------------------------
              FEE/CHARGE     AS Cornerstone    ASL II       XT6
           ---------------------------------------------------------
           Transfer Fee /1/
             Maximum           $15.00          $15.00      $15.00
             Current            $10.00         $10.00      $10.00
           ---------------------------------------------------------
           Tax Charge /2/     0% to 3.5%     0% to 3.5%  0% to 3.5%
           ---------------------------------------------------------

 1 Currently, we deduct the fee after the 20/th/ transfer each Annuity Year. We guarantee that the number of charge free transfers per Annuity Year will never be less than 8.

 2 The Tax Charge is assessed as a percentage of Purchase Payments. We reserve the right to deduct the charge either at the time the tax is imposed, upon a full surrender of the Annuity, or upon annuitization. See the subsection "Tax Charge" under "Fees and Charges" in this Prospectus.

 The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the underlying mutual fund Portfolio annual expenses. These fees and charges are described in more detail within this Prospectus.


------------------------------------------------------------------------------------------------------
                                      PERIODIC FEES AND CHARGES

                                (assessed against the Account Value)
------------------------------------------------------------------------------------------------------
         FEE/CHARGE                AS Cornerstone              ASL II                   XT6
Annual Maintenance Fee /1/     Lesser of $35 or 2% of  Lesser of $35 or 2% of  Lesser of $35 or 2% of
                                 Account Value /2/       Account Value /2/         Account Value
                               -----------------------------------------------------------------------
  Beneficiary Continuation     Lesser of $30 or 2% of  Lesser of $30 or 2% of  Lesser of $30 or 2% of
  Option Only                      Account Value           Account Value           Account Value
------------------------------------------------------------------------------------------------------
ANNUAL FEES/CHARGES OF THE SUB-ACCOUNTS /3/
(assessed as a percentage of the daily net assets of the Sub-accounts)
------------------------------------------------------------------------------------------------------
         FEE/CHARGE
Mortality & Expense Risk               1.00%                   1.50%                   0.50%
Charge /4/
------------------------------------------------------------------------------------------------------
Administration Charge /4/              0.15%                   0.15%                   0.15%
------------------------------------------------------------------------------------------------------
Distribution Charge /5/                 N/A                     N/A               1.00% in Annuity
                                                                                     Years 1-10
------------------------------------------------------------------------------------------------------
Settlement Service Charge /6/
  Qualified                            1.40%                   1.40%                   1.40%
  Non-Qualified                        1.00%                   1.00%                   1.00%
------------------------------------------------------------------------------------------------------
Total Annual Charges of the            1.15%                   1.65%              1.65% in Annuity
Sub-accounts                                                                        Years 1-10;
(excluding settlement service                                                     0.65% in Annuity
charge)                                                                          Years 11 and later
------------------------------------------------------------------------------------------------------


 1 Assessed annually on the Annuity's anniversary date or upon surrender. For beneficiaries who elect the non-qualified Beneficiary Continuation Option, the fee is only applicable if Account Value is less than $25,000.
 2 Only applicable if Account Value is less than $100,000. Fee may differ in certain States.
 3  These charges are deducted daily and apply to the Sub-accounts only.
 4 The combination of the Mortality and Expense Risk Charge and Administration Charge is referred to as the "Insurance Charge" elsewhere in this Prospectus.
 5  The Distribution Charge is 0.00% in Annuity Years 11+ for XT6.
 6 The Mortality & Expense Risk Charge, the Administration Charge and the Distribution Charge (if applicable) do not apply if you are a beneficiary under the Beneficiary Continuation Option. The Settlement Service Charge applies only if your beneficiary elects the Beneficiary Continuation Option. The 1.00% and 1.40% charges set forth above are annual charges that are assessed against the Account Value in the Sub-accounts.

--------------------------------------------------------------------------------------------------
                        UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES

            (as a percentage of the average net assets of the underlying Portfolios)
--------------------------------------------------------------------------------------------------
                                                     For the year ended December 31, 2007
                                              ---------------------------------------------------
            UNDERLYING PORTFOLIO                                             Acquired      Total
                                                                             Portfolio    Annual
                                              Management  Other               Fees &     Portfolio
                                               Fee /4/   Expenses 12b-1 Fee Expenses /6/ Expenses
--------------------------------------------------------------------------------------------------
ProFund VP /18/ continued
 Mid-Cap Growth                                 0.75%     0.70%     0.25%      0.00%       1.70%
 Mid-Cap Value                                  0.75%     0.72%     0.25%      0.00%       1.72%
 NASDAQ-100                                     0.75%     0.69%     0.25%      0.00%       1.69%
 Oil & Gas                                      0.75%     0.71%     0.25%      0.00%       1.71%
 Pharmaceuticals                                0.75%     0.73%     0.25%      0.00%       1.73%
 Precious Metals                                0.75%     0.70%     0.25%      0.00%       1.70%
 Real Estate                                    0.75%     0.73%     0.25%      0.00%       1.73%
 Rising Rates Opportunity                       0.75%     0.62%     0.25%      0.00%       1.62%
 Semiconductor                                  0.75%     0.83%     0.25%      0.00%       1.83%
 Short Mid-Cap                                  0.75%     0.78%     0.25%      0.00%       1.78%
 Short NASDAQ-100                               0.75%     0.71%     0.25%      0.00%       1.71%
 Short Small-Cap                                0.75%     0.66%     0.25%      0.00%       1.66%
 Small-Cap Growth                               0.75%     0.69%     0.25%      0.00%       1.69%
 Small-Cap Value                                0.75%     0.76%     0.25%      0.00%       1.76%
 Technology                                     0.75%     0.72%     0.25%      0.00%       1.72%
 Telecommunications                             0.75%     0.72%     0.25%      0.00%       1.72%
 U.S. Government Plus                           0.50%     0.68%     0.25%      0.00%       1.43%
 UltraBull                                      0.75%     0.68%     0.25%      0.00%       1.68%
 UltraMid-Cap                                   0.75%     0.69%     0.25%      0.00%       1.69%
 UltraNASDAQ-100                                0.75%     0.69%     0.25%      0.00%       1.69%
 UltraSmall-Cap                                 0.75%     0.73%     0.25%      0.00%       1.73%
 Utilities                                      0.75%     0.72%     0.25%      0.00%       1.72%
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
The Prudential Series Fund
 SP International Growth Portfolio              0.85%     0.09%     0.00%      0.00%       0.94%
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Wells Fargo Variable Trust
 Wells Fargo Advantage VT Equity Income Fund    0.55%     0.24%     0.25%      0.00%       1.04%


 1 The Fund has entered into arrangements with the issuers of the variable insurance products offering the Portfolios under which the Fund compensates the issuers 0.10% for providing ongoing services to Portfolio shareholders in lieu of the Fund providing such services directly to shareholders. Amounts paid under these arrangements are included in "Other Expenses." Subject to the expense limitations set forth below, for each Portfolio of the Fund other than the Dynamic and Tactical Asset Allocation Portfolios, 0.03% of the 0.10% administrative services fee is voluntarily waived. The Dynamic and Tactical Asset Allocation Portfolios do not directly pay any portion of the 0.10% administrative service fee. The Acquired Portfolios in which the Dynamic and Tactical Asset Allocation Portfolios invest, however, are subject to the administrative services fee. With respect to the AST QMA US Equity Alpha Portfolio, "Other Expenses" includes dividend expenses on short sales of 0.32% and interest expenses on short sales of 0.15%. Our reference above to the Dynamic Asset Allocation Portfolios refers to these portfolios: AST Aggressive Asset Allocation, AST Balanced Asset Allocation, AST Capital Growth Asset Allocation, and AST Preservation Asset Allocation. Our reference to the Tactical Asset Allocation Portfolios refers to these portfolios: AST CLS Growth Asset Allocation, AST CLS Moderate Asset Allocation, AST Horizon Growth Asset Allocation, AST Horizon Moderate Asset Allocation, and AST Niemann Capital Growth Asset Allocation.

 2 Some of the Portfolios invest in other investment companies (the Acquired Portfolios). For example, each Dynamic Asset Allocation Portfolio and Tactical Asset Allocation Portfolio invests primarily in shares of other Portfolios of Advanced Series Trust. Investors in a Portfolio indirectly bear the fees and expenses of the Acquired Portfolios. The expenses shown under "Acquired Portfolio Fees and Expenses" represent a weighted average of the expense ratios of the Acquired Portfolios in which each Portfolio invested during the year ended December 31, 2007. The Dynamic Asset Allocation Portfolios and Tactical Asset Allocation Portfolios do not pay any transaction fees when purchasing or redeeming shares of the Acquired Portfolios. Our reference above to the Dynamic Asset Allocation Portfolios refers to these portfolios: AST Aggressive Asset Allocation, AST Balanced Asset Allocation, AST Capital Growth Asset Allocation, and AST Preservation Asset Allocation. Our reference to the Tactical Asset Allocation Portfolios refers to these portfolios: AST CLS Growth Asset Allocation, AST CLS Moderate Asset Allocation, AST Horizon Growth Asset Allocation, AST Horizon Moderate Asset Allocation, and AST Niemann Capital Growth Asset Allocation.
 3 Prudential Investments LLC and AST Investment Services, Inc. have voluntarily agreed to waive a portion of their management fee and/or limit total expenses (expressed as an annual percentage of average daily net assets) for certain Portfolios of the Fund. These arrangements, which are set forth as follows, may be discontinued or otherwise modified at any time. AST American Century Strategic Allocation: 1.25%; AST Cohen & Steers
    Realty: 1.45%; AST Goldman Sachs Concentrated Growth: 0.86%; AST Goldman Sachs Mid-Cap Growth: 1.12%; AST High Yield: 0.88%; AST JPMorgan International Equity: 1.01%; AST International Value: 1.50%; AST Large-Cap
    Value: 1.20%; AST Lord Abbett Bond-Debenture: 0.88%; AST MFS Global
    Equity: 1.18%; AST MFS Growth: 1.35%; AST Marsico Capital Growth: 1.35%; AST Mid-Cap Value: 1.45%; AST Money Market: 0.56%; AST Neuberger Berman Mid-Cap Growth: 1.25%; AST Neuberger Berman Mid-Cap Value: 1.25%; AST PIMCO Total Return Bond: contractual Portfolio expense limit 1.05%, which can be discontinued or modified only by amending the contract; AST PIMCO Limited Maturity Bond: 1.05%; AST T. Rowe Price Asset Allocation: 1.25%; AST T. Rowe Price Natural Resources: 1.35%; AST International Growth: 1.75%.

                               EXPENSE EXAMPLES

 These examples are intended to help you compare the cost of investing in one Prudential Annuities Annuity with the cost of investing in other Prudential Annuities and/or other variable annuities.

 Below are examples for each Annuity showing what you would pay in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year.

 The examples reflect the following fees and charges for each Annuity as described in "Summary of Contract Fees and Charges":
   .   Insurance Charge
   .   Distribution Charge (if applicable)
   .   Contingent Deferred Sales Charge (when and if applicable)
   .   Annual Maintenance Fee
   .   The maximum combination of optional benefit charges

 The examples also assume the following for the period shown:
   . You allocate all of your Account Value to the Sub-account with the maximum total annual operating expenses, and those expenses remain the same each year*
   .   For each charge, we deduct the maximum charge rather than the current charge
   .   You make no withdrawals of Account Value
   .   You make no transfers, or other transactions for which we charge a fee
   .   No tax charge applies
   . You elect the Lifetime Five Income Benefit, the Highest Daily Value Death Benefit and the Enhanced Beneficiary Protection Death Benefit (which are the maximum combination of optional benefit charges)



 Amounts shown in the examples are rounded to the nearest dollar.

 * Note: Not all portfolios offered as Sub-accounts may be available depending on optional benefit selection, the applicable jurisdiction and selling firm.



 THE EXAMPLES ARE ILLUSTRATIVE ONLY - THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE UNDERLYING MUTUAL FUNDS OR THEIR PORTFOLIOS - ACTUAL EXPENSES WILL BE LESS THAN THOSE SHOWN IF YOU ELECT A DIFFERENT COMBINATION OF OPTIONAL BENEFITS THAN INDICATED IN THE EXAMPLES OR IF YOU ALLOCATE ACCOUNT VALUE TO ANY OTHER AVAILABLE SUB-ACCOUNTS.

 Expense Examples are provided as follows: 1) if you surrender the Annuity at the end of the stated time period; 2) if you annuitize at the end of the stated time period; and 3) if you do not surrender your Annuity. A table of accumulation values appears in Appendix A to this Prospectus.

 If you surrender your annuity at the end of the applicable time period: /1/


                                   1 yr  3 yrs  5 yrs  10 yrs
                  -------------------------------------------
                  AS Cornerstone  $1,213 $2,185    N/A    N/A
                  -------------------------------------------
                  ASL II            $632 $1,869 $3,074 $5,944
                  -------------------------------------------
                  XT6/ 3/         $1,496 $2,637 $3,650 $6,040
                  -------------------------------------------


 If you annuitize your annuity at the end of the applicable time period: /2/


                                   1 yr 3 yrs  5 yrs  10 yrs
                   -----------------------------------------
                   AS Cornerstone   N/A $1,735    N/A    N/A
                   -----------------------------------------
                   ASL II          $632 $1,869 $3,074 $5,944
                   -----------------------------------------
                   XT6 /3/          N/A    N/A $3,074 $5,944
                   -----------------------------------------

 If you do not surrender your annuity:


                                   1 yr 3 yrs  5 yrs  10 yrs
                   -----------------------------------------
                   AS Cornerstone  $583 $1,735    N/A    N/A
                   -----------------------------------------
                   ASL II          $632 $1,869 $3,074 $5,944
                   -----------------------------------------
                   XT6 /3/         $632 $1,869 $3,074 $5,944
                   -----------------------------------------


 1 There is no CDSC for ASL II. See "Summary of Contract Fees and Charges" for the CDSC schedule for each Annuity.
 2 If you own XT6, you may not annuitize in the first Three (3) Annuity Years; if you own AS Cornerstone you may not annuitize in the first Annuity Year.

 3 XT6 Annuities purchased prior to November 20, 2006 are subject to a different CDSC schedule. Expense example calculations for XT6 Annuities are not adjusted to reflect the Purchase Credit. If the Purchase Credit were reflected in the calculations, expenses would be higher.


 For information relating to accumulation unit values pertaining to the Sub-accounts, please see Appendix A - Condensed Financial Information About Separate Account B.

 The "Maximum Age for Initial Purchase" applies to the oldest owner as of the day we would issue the annuity. If the annuity is to be owned by an entity, the maximum age applies to the annuitant as of the day we would issue the annuity. The availability and level of protection of certain optional benefits may also vary based on the age of the owner or annuitant on the issue date of the annuity, the date the benefit is elected, or the date of the owner's death. Please see the section entitled "Living Benefit Programs" and "Death Benefit" for additional information on these benefits.

 We may allow you to purchase an annuity with an amount lower than the "Minimum Initial Purchase Payment" if you establish an electronic funds transfer that would allow you to meet the minimum requirement within one year.

 You may make additional payments of at least $100 into your annuity at any time, subject to maximums allowed by us and as provided by law.

 After you purchase your annuity you will have usually ten days to examine it and cancel it if you change your mind for any reason. The period of time and the amount returned to you varies by law. You must cancel your contract in writing.

 See "What Are the Requirements for Purchasing One of the Annuities" for more detail.

 Where should I invest my money? With the help of your financial advisor, you choose where to invest your money within the annuity. You may choose from a variety of investment options ranging from conservative to aggressive. These investment options participate in mutual fund investments that are kept in a separate account from our other general assets. Although you may recognize some of the names of the money managers, these investment options are designed for variable annuities and are not the same mutual funds available to the general public. You can decide on a mix of investment options that suit your goals. Or, you can choose one of our investment options that participates in several mutual funds according to a specified goal such as balanced asset allocation, or capital growth asset allocation. Each of the underlying mutual funds is described by its own prospectus, which you should read carefully. There is no assurance that any investment option will meet its investment objective.

 For ASL II and XT6, you may also allocate money to a fixed rate account that earns interest guaranteed by our general assets. We also offer programs to help discipline your investing, such as dollar cost averaging or automatic rebalancing.

 See "Investment Options," and "Managing your Account Value."

 How can I receive income from my annuity? You can receive income by taking withdrawals or electing annuity payments. If you take withdrawals, you should plan them carefully, because withdrawals may be subject to tax, and may be subject to a surrender charge (discussed below). You may withdraw up to 10% of your investment each year without being subject to a surrender charge. You may take withdrawals until your account value is depleted.

 Instead of withdrawals, you may elect to receive annuity payments over your lifetime, also called "annuitization". This option may appeal to those who worry about outliving their account value through withdrawals. If you elect to receive annuity payments, you convert your account value into a stream of future payments. This means in most cases you no longer have an account value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs, and you can trade off the benefits and costs that make sense for you. For example, some of our annuity options allow for withdrawals, and some provide a death benefit, while others guarantee payments for life without a death benefit or the ability to make withdrawals.

 See "Access to Account Value."

 Options for Guaranteed Lifetime Withdrawals. We offer several optional benefits for an additional fee that guarantee your ability to take withdrawals for life as a percentage of a guaranteed benefit base, even after your account value falls to zero. These benefits may appeal to you if you wish to maintain flexibility and control over your account value (instead of converting it to an annuity stream) and want the assurance of predictable income for life. If you withdraw more than the allowable amount during any year, your future level of guaranteed withdrawals decreases.


 As part of these benefits you are required to invest only in certain permitted investment options. Some of the benefits utilize a proprietary asset transfer formula to help protect the account value in periods of negative account performance. The proprietary formula monitors your account value on a daily basis and transfers portions into and out of a fixed investment when necessary. Please see Appendix G, I, and J for more information, including the proprietary asset transfer formula.


 These benefits contain detailed provisions, so please see the following sections of the prospectus for complete details:
..   Highest Daily Lifetime Seven
..   Spousal Highest Daily Lifetime Seven
..   Highest Daily Lifetime Seven with Lifetime Income Accelerator
..   Highest Daily Lifetime Seven with Beneficiary Income Option

..   Spousal Highest Daily Lifetime Seven with Beneficiary Income Option
..   Highest Daily Lifetime Five (not available with AS Cornerstone)
..   Lifetime Five
..   Spousal Lifetime Five
..   Guaranteed Minimum Withdrawal Benefit (not a lifetime benefit)


 Options for Guaranteed Accumulation. We offer several optional benefits for an additional fee that guarantee your account value to a certain level after a period of years. As part of these benefits you are required to invest only in certain permitted investment options. These benefits utilize a proprietary asset transfer formula to help protect the account value in periods of negative account performance. The proprietary formula monitors your account value on a daily basis and transfers portions into and out of a fixed investment when necessary. Please see Appendix G, I, and J for more information, including the proprietary asset transfer formula.


 These benefits contain detailed provisions, so please see the following sections of the prospectus for complete details:
..   Guaranteed Return Option Plus (not available with AS Cornerstone)
..   Guaranteed Return Option (not available with AS Cornerstone)
..   Guaranteed Return Option Plus 2008
..   Highest Daily Guaranteed Return Option

 Other Guaranteed Options. We also offer the following options. Please see the corresponding section in the prospectus for complete details:
..   Guaranteed Minimum Income Benefit: This option guarantees a rate of accumulation of your purchase payments over a period of years for use with converting your account value into an annuity stream (also called "annuitization").
..   Guaranteed Minimum Withdrawal Benefit: This option guarantees up to a certain percentage of the account value to be withdrawn annually until the original investment is returned even if the account value reaches zero.

 What happens to my annuity upon death? You may name a beneficiary to receive the proceeds of your annuity upon your death. Your annuity must be distributed within the time periods required by the tax laws. Each of our annuities offers a basic death benefit. The basic death benefit provides your beneficiaries with the greater of your purchase payments less all proportional withdrawals or your value in the annuity at the time of death.

 We also offer a number of optional death benefits for an additional charge:
..   Enhanced Beneficiary Protection Death Benefit: Offers the basic death benefit plus 40% of "growth" under your annuity as defined later in this prospectus.
..   Highest Anniversary Value Death Benefit: Offers the greater of the basic death benefit and a highest anniversary value of the annuity.
..   Combination 5% Roll-up and Highest Anniversary Value Death Benefit: Offers
    the greatest of the basic death benefit, the highest anniversary value death benefit described above, and a value assuming 5% growth of your investment adjusted for withdrawals.
..   Highest Daily Value Death Benefit: Offers the greater of the basic death benefit and a highest daily value of the annuity.

 Each death benefit has certain age restrictions. Please see the "Death Benefit" section of the Prospectus for more information.

 HOW DO I RECEIVE CREDITS?
 With XT6, we apply a "Credit" to your annuity each time you make a purchase payment during the first six (6) years. The amount of the Credit depends on the year during which the Purchase Payment is made:

                              ANNUITY YEAR  CREDIT
                              --------------------
                                  1          6.50%
                                  2          5.00%
                                  3          4.00%
                                  4          3.00%
                                  5          2.00%
                                  6          1.00%
                                  7+         0.00%
                              --------------------

 Please note that during the first 10 years, the total asset-based charges on the XT6 annuity are higher than many of our other annuities. In addition, the Contingent Deferred Sales Charge (CDSC) on the XT6 annuity is higher and is deducted for a longer period of time as compared to our other annuities. We may take back Credits applied within 12 months of death or a medically-related surrender. We may also take back Credits if you return your Annuity under the "free-look" provision.

 Please see the section entitled "Managing Your Account Value" for more information.

      fixed, periodic payments until the remainder of the Protected Value is paid, at which time the rider terminates. The fixed, periodic payments will each be equal to the Protected Annual Withdrawal Amount, except for the last payment which may be equal to the remaining Protected Value. We will determine the duration for which periodic payments will continue by dividing the Protected Value by the Protected Annual Withdrawal Amount. You will not have the right to make additional Purchase Payments or receive the remaining Protected Value in a lump sum. You can elect the frequency of payments, subject to our rules then in effect.
   . If the death benefit under your Annuity becomes payable before you have received all of your Protected Value in the form of withdrawals from your Annuity, your Beneficiary has the option to elect to receive the remaining Protected Value as an alternate death benefit payout in lieu of the amount payable under any other death benefit provided under your Annuity. The remaining Protected Value will be payable in the form of fixed, periodic payments. Your beneficiary can elect the frequency of payments, subject to our rules then in effect. We will determine the duration for which periodic payments will continue by dividing the Protected Value by the Protected Annual Withdrawal Amount. The Protected Value is not equal to the Account Value for purposes of the Annuity's other death benefit options. The GMWB program does not increase or decrease the amount otherwise payable under the Annuity's other death benefit options. Generally, the GMWB program would be of value to your Beneficiary only when the Protected Value at death exceeds any other amount available as a death benefit.
   . If you elect to begin receiving annuity payments before you have received all of your Protected Value in the form of withdrawals from your Annuity, an additional annuity payment option will be available that makes fixed annuity payments for a certain period, determined by dividing the Protected Value by the Protected Annual Withdrawal Amount. If you elect to receive annuity payments calculated in this manner, the assumed interest rate used to calculate such payments will be 0%, which is less than the assumed interest rate on other annuity payment options we offer. This 0% assumed interest rate results in lower annuity payments than what would have been paid if the assumed interest rate was higher than 0%. You can also elect to terminate the GMWB program and begin receiving annuity payments based on your then current Account Value (not the remaining Protected Value) under any of the available annuity payment options.

 Other Important Considerations
   . Withdrawals under the GMWB program are subject to all of the terms and conditions of your Annuity, including any CDSC and MVA that may apply.
   . Withdrawals made while the GMWB program is in effect will be treated, for tax purposes, in the same way as any other withdrawals under your Annuity.
   . The GMWB program does not directly affect your Annuity's Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal. If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Value.
   . You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing the GMWB program. The GMWB program provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Protected Value in the form of periodic benefit payments.

   . We currently limit the Sub-accounts in which you may allocate Account Value if you participate in this benefit. Moreover, if you are invested in prohibited investment options and seek to acquire the benefit, we will ask you to reallocate to permitted investment options as a prerequisite to acquiring the benefit. Should we prohibit access to any investment option, any transfers required to move Account Value to eligible investment options will not be counted in determining the number of free transfers during an Annuity Year. We may also require that you allocate your Account Value according to an Optional Allocation & Rebalancing Program, which is described in the section entitled "Investment Options" in this prospectus.


 Election of the Program
 Currently, the GMWB program can only be elected at the time that you purchase your Annuity. In the future, we may offer existing Annuity Owners the option to elect the GMWB program after the Issue Date of their Annuity. If you elect the GMWB program after the Issue Date of your Annuity, the program will be effective as of the next anniversary date. Your Account Value as of such anniversary date will be used to calculate the initial Protected Value and the initial Protected Annual Withdrawal Amount.

 We reserve the right to restrict the maximum amount of Protected Value that may be covered under the GMWB program under this Annuity or any other annuities that you own that are issued by Prudential Annuities or its affiliated companies.

 Termination of the Program
 The program terminates automatically when your Protected Value reaches zero based on your withdrawals. You may terminate the program at any time by notifying us. If you terminate the program, any guarantee provided by the benefit will terminate as of the date the termination is effective. The program terminates upon your surrender of your Annuity, upon due proof of death (unless your surviving spouse elects to continue your Annuity and the GMWB program or your Beneficiary elects to receive the amounts payable under the GMWB program in lieu of the death benefit) or upon your election to begin receiving annuity payments.

 The charge for the GMWB program will no longer be deducted from your Account Value upon termination of the program.

   affected by negative investment performance, it is unlikely that the purchase of the GMIB will result in your receiving larger annuity payments than if you had not purchased GMIB. This is because the assumptions that we use in computing the GMIB, such as the annuity purchase rates, (which include assumptions as to age-setbacks and assumed interest rates), are more conservative than the assumptions that we use in computing annuity payout options outside of GMIB. Therefore, you may generate higher income payments if you were to annuitize a lower Account Value at the current annuity purchase rates, than if you were to annuitize under the GMIB with a higher Protected Value than your Account Value but, at the annuity purchase rates guaranteed under the GMIB. The GMIB program does not directly affect an Annuity's Account Value, Surrender Value or the amount payable under either the basic Death Benefit provision of the Annuity or any optional Death Benefit provision. If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Income Value. The Protected Income Value is only applicable if you elect to begin receiving annuity payments under one of the GMIB annuity options after the waiting period.
..   Each Annuity offers other annuity payment options that you can elect which do not impose an additional charge, but which do not offer to guarantee a minimum value on which to make annuity payments.

..   Where allowed by law, we reserve the right to limit subsequent Purchase
    Payments if we determine, at our sole discretion, that based on the timing of your Purchase Payments and withdrawals, your Protected Income Value is increasing in ways we did not intend. In determining whether to limit Purchase Payments, we will look at Purchase Payments which are disproportionately larger than your initial Purchase Payment and other actions that may artificially increase the Protected Income Value. For example, if you withdraw a substantial amount from your Annuity and within a short period of time you send us an additional Premium Payment for the same amount, we may not accept such Premium Payment.
..   We currently limit the Sub-accounts in which you may allocate Account Value if you participate in this benefit. Moreover, if you are invested in prohibited investment options and seek to acquire the benefit, we will ask you to reallocate to permitted investment options as a prerequisite to acquiring the benefit. Should we prohibit access to any investment option, any transfers required to move Account Value to eligible investment options will not be counted in determining the number of free transfers during an Annuity Year. We may also require that you allocate your Account Value according to an Optional Allocation & Rebalancing Program, which is described in the section entitled "Investment Options" in this prospectus.

..   If you change the Annuitant after the effective date of the GMIB program, the period of time during which we will apply the 5% annual growth rate may be changed based on the age of the new Annuitant. If the new Annuitant would not be eligible to elect the GMIB program based on his or her age at the time of the change, then the GMIB program will terminate.
..   Annuity payments made under the GMIB program are subject to the same tax treatment as any other annuity payment.
..   At the time you elect to begin receiving annuity payments under the GMIB program or under any other annuity payment option we make available, the protection provided by an Annuity's basic Death Benefit or any optional Death Benefit provision you elected will no longer apply.

 Election of the Program
 Currently, the GMIB program can only be elected at the time that you purchase your Annuity. The Annuitant must be age 75 or less as of the effective date of the GMIB program. In the future, we may offer existing Annuity Owners the option to elect the GMIB program after the Issue Date of their Annuity. If you elect the GMIB program after the Issue Date of your Annuity, the program will be effective as of the date of election. Your Account Value as of that date will be used to calculate the Protected Income Value as of the effective date of the program.

 Termination of the Program
 The GMIB program cannot be terminated by the Owner once elected. The GMIB program automatically terminates as of the date your Annuity is fully surrendered, on the date the Death Benefit is payable to your Beneficiary (unless your surviving spouse elects to continue your Annuity), or on the date that your Account Value is transferred to begin making annuity payments. The GMIB program may also be terminated if you designate a new Annuitant who would not be eligible to elect the GMIB program based on his or her age at the time of the change.

 Upon termination of the GMIB program we will deduct the charge from your Account Value for the portion of the Annuity Year since the prior anniversary of the Annuity's Issue Date (or the Issue Date if in the first Annuity Year).

 Charges under the Program
 Currently, we deduct a charge equal to 0.50% per year of the average Protected Income Value for the period the charge applies. Because the charge is calculated based on the average Protected Income Value, it does not increase or decrease based on changes to the Annuity's Account Value due to market performance. The dollar amount you pay each year will increase in any year the Protected Income Value increases, and it will decrease in any year the Protected Income Value decreases due to withdrawal, irrespective of whether your Account Value increases or decreases.

 The charge is deducted annually in arrears each Annuity Year on the anniversary of the Issue Date of an Annuity. We deduct the amount of the charge pro-rata from the Account Value allocated to the Sub-accounts and the Fixed Allocations. No MVA will apply to Account Value deducted from a Fixed Allocation. If you surrender your Annuity, begin receiving annuity payments under the GMIB program or any other annuity payment option we make available during an Annuity Year, or the GMIB program terminates, we will deduct the charge for the portion of the Annuity Year since the prior anniversary of the Annuity's Issue Date (or the Issue Date if in the first Annuity Year).

                                              ASL II NY                               AS Cornerstone NY
-------------------------------------------------------------------------------------------------------------------------------
Optional Living Benefits (for an           GRO/GRO Plus, GRO Plus 2008,                     Highest Daily GRO, GRO Plus
 additional cost)/2/                       Highest Daily GRO, Guaranteed                    2008, GMWB, GMIB, Lifetime
                                           Minimum Withdrawal Benefit,                      Five, Spousal Lifetime Five,
                                           (GMWB), Guaranteed Minimum                       Highest Daily Lifetime Seven,
                                           Income Benefit (GMIB), Lifetime                  Spousal Highest Daily Lifetime
                                           Five, Spousal Lifetime Five,                     Seven (Highest Daily GRO, and
                                           Highest Daily Lifetime Five,                     GRO Plus 2008 pending New
                                           Highest Daily Lifetime Seven,                    York Department of Insurance
                                           Spousal Highest Daily Lifetime                   approval)
                                           Seven (Highest Daily GRO, and
                                           GRO Plus 2008 pending New
                                           York Department of Insurance
                                           approval)
-------------------------------------------------------------------------------------------------------------------------------
Annuity Rewards/3/                         No                                               Available after initial CDSC
                                                                                            period
-------------------------------------------------------------------------------------------------------------------------------
Annuitization Options                      Fixed option only Annuity date                   Fixed option only Annuity date
                                           cannot exceed the first day of the               cannot exceed the first day of the
                                           calendar month following                         calendar month following
                                           Annuitant's 90/th/ birthday. The                 Annuitant's 90/th/ birthday. The
                                           maximum Annuity Date is based                    maximum Annuity Date is based
                                           on the first Owner or Annuitant to               on the first Owner or Annuitant
                                           reach the maximum age, as                        to reach the maximum age, as
                                           indicated in your Annuity.                       indicated in your Annuity.
-------------------------------------------------------------------------------------------------------------------------------

                                          XTra Credit SIX NY
--------------------------------------------------------------------------------------
Optional Living Benefits (for an                    Highest Daily GRO, GRO Plus
 additional cost)/2/                                2008, GMWB, GMIB, Lifetime
                                                    Five, Spousal Lifetime Five,
                                                    Highest Daily Lifetime Five,
                                                    Highest Daily Lifetime Seven,
                                                    Spousal Highest Daily Lifetime
                                                    Seven (Highest Daily GRO, and
                                                    GRO Plus 2008 pending New
                                                    York Department of Insurance
                                                    approval)



--------------------------------------------------------------------------------------
Annuity Rewards/3/                                  Available after initial CDSC
                                                    period
--------------------------------------------------------------------------------------
Annuitization Options                               Fixed option only Annuity date
                                                    cannot exceed the first day of the
                                                    calendar month following
                                                    Annuitant's 90/th/ birthday. The
                                                    maximum Annuity Date is based
                                                    on the first Owner or Annuitant to
                                                    reach the maximum age, as
                                                    indicated in your Annuity.
--------------------------------------------------------------------------------------

 (1)For more information on these benefits, refer to the "Death Benefit"
    section in the Prospectus.
 (2)For more information on these benefits, refer to the "Living Benefit Programs" section in the Prospectus.
 (3)The Annuity rewards benefit offers Owners an ability to increase the guaranteed death benefit so that the death benefit will at least equal the Annuity's Account Value on the effective date of the Annuity Rewards benefits, if the terms of the Annuity Rewards benefit are met.



                                      H-2